UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1: Form 6-K dated August 26, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: August 26, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	August 26, 2016

Consolidated Net Revenue grows to ₹67,056 crores in Q1 FY 2016-17

Consolidated PAT stood at ₹2,236 crores in Q1 FY 2016-17

Consolidated Financial Results for the Quarter ended June 30, 2016 –As per Ind AS

For the quarter ended June 30, 2016, Tata Motors reported consolidated revenues of ₹67,056 crores as against ₹61,510 crores for the corresponding quarter last year. This broadly reflects: -

•	In Jaguar Land Rover business-Strong sales in all the regions- UK, Europe, North America, China and other Overseas markets, and

•	In Standalone business-Continued volume growth in M&HCV segment and the LCV segment

Consolidated Profit before tax (before exceptional item) for the quarter was ₹2,066 crores, against ₹6,340 crores for the corresponding quarter last year broadly due to

•	Higher volumes in both standalone as well as Jaguar Land Rover business more than offset by the adverse FX impact of ₹2,296 crores and adverse commodity derivatives impact of ₹167 crores in the Operating profit mainly in the Jaguar Land Rover business, lower local market incentive in the Jaguar Land Rover business as compared to the corresponding quarter last year and higher depreciation and amortization expenses as compared to the corresponding quarter last year

Further, exceptional items for the quarter includes further recoveries of ₹478 crores (£50 million) on account of the Tianjin incident which happened during the year ended March 31, 2016.

After the exceptional items, the Consolidated Profit before tax for the quarter was ₹2,551 crores, against ₹6,974 crores for the corresponding quarter last year.

Consolidated Profit after tax (post minority interest and profit / loss in respect of joint ventures and associate companies) for the quarter was ₹2,236 crores, against the Consolidated Profit after tax (post minority interest and profit / loss in respect of joint ventures and associate companies) of ₹5,231 crores for the corresponding quarter last year.

Tata Motors Standalone Financial Results (including Joint Operations) for the Quarter ended June 30, 2016–As per Ind AS

During the quarter, all the segments of the Company witnessed growth - M&HCV grew by 7.8% Y-o-Y, LCV segment grew by 11.6% Y-o-Y, Passenger vehicles segment grew by 6.3 % Y-o-Y with Car segment growth of 15.1 % Y-o-Y on the back of strong response to the recently launched Tiago. The strong growth in all the segments along with ongoing cost reduction and other margin improvement initiatives, led to the improvement of 60 bps Y-o-Y in the EBITDA margin of the Standalone business (including Joint Operations) and 100 bps Y-o-Y in the EBITDA margin of the Standalone business.

The sales (including exports) of commercial and passenger vehicles for the quarter ended June 30, 2016, stood at 126,839 units, representing a growth of 8.0%, as compared to the corresponding quarter last year. The revenues of the Standalone business (including Joint Operations) for the quarter ended June 30, 2016 stood at ₹11,465 crores, as compared to ₹10,400 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the quarter stood at ₹690 crores with EBITDA margin at 6.6% (margin calculated on revenue net of excise duty). Other Income for the quarter included dividend from subsidiaries of ₹568 crores (dividend from subsidiaries of ₹481 crores in the corresponding quarter last year). Profit before and after tax for the quarter ended June 30, 2016 for the Standalone business (including Joint Operations) was ₹38 crores and ₹26 crores, respectively, against Profit before and after tax of ₹332 crores and ₹290 crores, respectively, for the corresponding quarter last year.

The revenues of the Standalone business for the quarter ended June 30, 2016 stood at ₹11,276 crores, as compared to ₹10,272 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business for the quarter stood at ₹588 crores with operating margin at 5.7% (margin calculated on revenue net of excise duty). Profit before and after tax for the quarter ended June 30, 2016 for the Standalone business was ₹17 crores and ₹15 crores, respectively, against Profit before and after tax of ₹212 crores and ₹203 crores, respectively, for the corresponding quarter last year. Profit before tax in the corresponding quarter last year included additional Other Income (sale of investments) of ₹324 crores.

Jaguar Land Rover Automotive PLC - (As per IFRS)

Jaguar Land Rover wholesales and retails (both excluding China JV) for the quarter were 120,776 units and 118,704 units respectively. China JV wholesales and retails for the quarter were 13,558 units and 14,059 units. Overall Retail sales were up in all regions reflecting strong sales of the Discovery Sport, XE and the new F-PACE - North America up 17%, UK up 18%, China up 19%, Europe up 16% and Overseas markets up 6%.

Revenues for the quarter ended June 30, 2016 were £5,461 million, compared to £5,002 million for the corresponding quarter last year. Operating profit (EBITDA) for the quarter was £672 million (margin at 12.3%), compared to £821 million for the corresponding quarter last year. The operating performance in the quarter reflects the overall higher wholesales, offset by adverse FX impact of £207 million including revaluation of £84 million, mainly EUR payables resulting from depreciation in the Pound following the BREXIT vote. EBITDA margin excluding the FX revaluation was around 14%. Further, the operating profit for the quarter was also impacted by lower local market incentive as compared to the corresponding quarter of the last year.

Exceptional income during the quarter includes further recoveries of £50 million pertaining to Tianjin Port incident which happened during the year ended March 31, 2016.

Profit before tax was £399 million for the quarter ended June 30, 2016 compared to £638 million in the corresponding quarter last year due to lower operating profit as explained above, higher depreciation and amortization partly offset by higher China JV profitability. Share of China JV profit in Q1 FY 17 was £45 million.

Profit after Tax was £304 million for the quarter ended June 30, 2016 compared to Profit after tax of £492 million in the corresponding quarter last year.

Tata Daewoo Commercial Vehicles Co. Ltd - (As per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 267 billion and recorded a net profit of KRW 13 billion in the quarter ended June 30, 2016.

Tata Motors Finance Ltd- (As per I GAAP)

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis registered net revenue from operations of ₹693 crores and reported a Profit after tax of ₹19 crores for the quarter ended June 30, 2016.

The Financial Results for the quarter ended June 30, 2016, are enclosed

For further information, please contact

Ashmita Pillay

Corporate Communications

Tata Motors Limited

Phone: 00 91 22 66158625

www.tatamotors.com

News Release – 2	August 26, 2016

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REVIEW REPORT ON INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its jointly controlled entities and its share of the profit/(loss) of its associates for the Quarter ended June 30, 2016 (“the Statement”), being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. This Statement, which is the responsibility of the Holding Company’s Management and approved by the Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Holding Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	The Statement includes the results of the following entities: Refer Annexure “I”

4.	We did not review the interim financial information of five subsidiaries included in the consolidated financial results, whose interim financial information reflect total revenues of Rs.55,011.42 crores for the quarter ended June 30, 2016, total profit after tax (net) of Rs.16,999.46 crores and total comprehensive income of Rs.2,052.41 crores for the quarter ended June 30, 2016, as considered in the consolidated financial results. These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, jointly controlled entities and associates, is based solely on the reports of the other auditors.

5.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 4 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.	The consolidated financial results includes the interim financial information of twenty one subsidiaries which have not been reviewed / audited by their auditors, whose interim financial information reflect total revenue of Rs. 351.84 crores, total loss after tax (net) of Rs.47.72 crores and total comprehensive loss of Rs. 76.91 crores for the quarter ended June 30, 2016, as considered in the consolidated financial results. The consolidated financial results also include the Group’s share of loss after tax of Rs. 0.36 crores and total comprehensive loss of Rs. 0.36 crores for the quarter ended June 30, 2016, as considered in the consolidated financial results, in respect of one joint venture and also include the Group’s share of profit after tax of Rs. 5.62 crores and total comprehensive income of Rs. 5.52 crores for the quarter ended June 30, 2016, as considered in the consolidated financial results, in respect of three associates based on their interim financial information which have not been reviewed/audited by their auditors.

Our report is not qualified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P.SHROFF

Partner

(Membership No. 34382)

MUMBAI, August 26, 2016

ANNEXURE “I” TO THE INDEPENDENT AUDITOR’S REVIEW REPORT

(Referred to in paragraph 3 under Independent Auditor’s Review Report of even date)

(A) DIRECT SUBSIDIARIES
1	Concorde Motors (India) Limited
2	TAL Manufacturing Solutions Limited
3	Tata Motors European Technical Centre PLC
4	Tata Motors Insurance Broking and Advisory Services Limited
5	Tata Motors Finance Limited
6	TML Holdings Pte. Limited
7	TML Distribution Company Limited
8	Tata Hispano Motors Carrocera S.A.
9	Tata Hispano Motors Carrocerries Maghreb SA
10	TML Drivelines Limited
11	Trilix S.r.l.
12	Tata Precision Industries Pte. Limited
13	Tata Technologies Limited
14	Tata Marcopolo Motors Limited
(B) INDIRECT SUBSIDIARIES
(i) Subsidiaries of TML Holdings Pte. Ltd.
15	Tata Daewoo Commercial Vehicle Company Limited
16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited
17	Tata Motors (Thailand) Limited
18	Tata Motors (SA) (Proprietary) Limited
19	PT Tata Motors Indonesia
20	PT Tata Motors Distribusi Indonesia
21	TMNL Motor Services Nigeria Limited
22	Jaguar Land Rover Automotive Plc
(ii) Subsidiaries of Jaguar Land Rover Automotive Plc
23	Jaguar Land Rover Limited
24	Jaguar Land Rover Austria GmbH
25	Jaguar Land Rover Japan Limited
26	JLR Nominee Company Limited
27	Jaguar Land Rover Deutschland GmbH
28	Jaguar Land Rover North America LLC
29	Jaguar Land Rover Nederland BV
30	Jaguar Land Rover Portugal - Veículos e Peças, Lda.
31	Jaguar Land Rover Australia Pty Limited
32	Jaguar Land Rover Italia Spa
33	Jaguar Land Rover Korea Company Limited
34	Jaguar Land Rover Automotive Trading (Shanghai) Company Limited
35	Jaguar Land Rover Canada ULC
36	Jaguar Land Rover France, SAS
37	Jaguar Land Rover (South Africa) (Pty) Limited
38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA
39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited
41	Jaguar Land Rover India Limited
42	Jaguar Land Rover Espana SL
43	Jaguar Land Rover Belux NV
44	Jaguar Land Rover Holdings Limited
45	Jaguar Cars South Africa (Pty) Limited
46	The Jaguar Collection Limited
47	Jaguar Cars Limited
48	Land Rover Exports Limited
49	Land Rover Ireland Limited
50	The Daimler Motor Company Limited
51	Daimler Transport Vehicles Limited
52	S.S. Cars Limited
53	The Lanchester Motor Company Limited
54	Shanghai Jaguar Land Rover Automotive Services Company Limited
55	Jaguar Land Rover Pension Trustees Limited
56	JDHT Limited
57	Silkplan Limited
58	Jaguar Land Rover Slovakia s.r.o
59	Jaguar Land Rover Singapore Pte. Ltd
60	Jaguar Racing Limited
61	InMotion Ventures Limited
(iii) Subsidiaries of Tata Technologies Ltd.
62	Tata Technologies Inc.
63	Tata Technologies (Canada) Inc.
64	Tata Technologies de Mexico, S.A. de C.V.
65	Tata Technologies Pte Limited
66	Tata Technologies (Thailand) Limited
67	Tata Technologies Europe Limited
68	INCAT International Plc.
69	INCAT GmbH
70	Cambric Limited
71	Tata Technologies SRL
72	Cambric GmbH
73	Cambric UK Limited
74	Midwest Managed Services Inc.
75	Cambric Manufacturing Technologies (Shanghai) Company Limited
(iv) Subsidiaries of Tata Motors Finance Ltd.
76	Tata Motors Finance Solutions Limited
77	Sheba Properties Limited
(C) ASSOCIATES
1	Jaguar Cars Finance Limited
2	Automobile Corporation of Goa Limited
3	Nita Company Limited
4	Tata Hitachi Construction Machinery Company Private Limited
5	Tata Precision Industries (India) Limited
6	Tata AutoComp Systems Limited

(D) JOINT ARRANGEMENTS
(a) Joint Operations 1. Tata Cummins Private Limited 2. Fiat India Automobiles Private Limited

(b) Joint Ventures

1.      Chery Jaguar Land Rover Automotive Company Limited

2.      Chery Jaguar Land Rover Automotive Sales Company Limited (100% Subsidiaries of Chery Jaguar Land Rover Automotive Company Limited)

3.      Spark44 (JV) Limited and its subsidiaries

4.      TATA HAL Technologies Limited

News Release – 3	August 26, 2016

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

			(₹ in crores)
STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2016
Particulars		Quarter ended
		June 30,	June 30,
		2016	2015
		Unaudited
1	Income from operations
	(a) Sales/Income from operations	66,101.27	60,093.79
	(b) Other operating income	954.83	1,416.39
	Total Income from operations	67,056.10	61,510.18
2	Expenses
	(a) Cost of materials consumed (including basis adjustment on purchase of inventories)
	(i) Cost of materials consumed	42,672.83	38,465.09
	(ii) Basis adjustment on hedge accounted derivatives	107.05	551.36
	(b) Purchase of products for sale	3,260.86	3,081.92
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	(6,949.90)	(6,464.38)
	(d) Excise duty	1,161.15	1,109.24
	(e) Employee benefits expense	7,466.36	6,885.58
	(f) Depreciation and amortisation expense	4,550.82	3,741.57
	(g) Product development/Engineering expenses	871.14	705.48
	(h) Other expenses	15,038.54	10,148.85
	(i) Amount capitalised	(4,184.86)	(3,979.76)
	Total expenses	63,993.99	54,244.95
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)	3,062.11	7,265.23
4	Other income	173.59	224.11
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	3,235.70	7,489.34
6	Finance costs	1,169.42	1,149.59
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)	2,066.28	6,339.75
8	Exceptional items
	(a) Exchange (gain)/loss (net) including on revaluation of foreign currency borrowings, deposits and loans	5.41	(643.18)
	(b) Employee separation cost	—	9.34
	(c) Others (refer note 2)	(490.54)	—
9	Profit from ordinary activities before tax (7 - 8)	2,551.41	6,973.59
10	Tax expense (net)	720.03	1,648.54
11	Net profit for the period (9-10)	1,831.38	5,325.05
12	Share of profit/(loss) of Joint ventures and associates (net)	429.02	(70.82)
13	Net profit after taxes, share of profit/(loss) of Joint ventures and associates (11+12)	2,260.40	5,254.23
14	Attributable to :
	Shareholders of the Company	2,236.38	5,231.03
	Non-controlling interest	24.02	23.20
15	Other Comprehensive Income/(loss) (including relating to Joint ventures and associates (net of tax)) (OCI)	(15,038.16)	13,262.43
16	Total Comprehensive Income/(loss) (after tax) (13+15)	(12,777.76)	18,516.66
17	Attributable to :
	Shareholders of the Company	(12,799.03)	18,481.87
	Non-controlling interest	21.27	34.79
18	Paid-up equity share capital (face value of ₹2 each)	679.18	679.18

Particulars		Quarter ended
		June 30,		June 30,
		2016		2015
		Unaudited
19	Earnings per share (EPS) (Not annualised)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS before and after extraordinary items	₹	6.57	15.76
	(b) Diluted EPS before and after extraordinary items	₹	6.57	15.75
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS before and after extraordinary items	₹	6.67	15.86
	(b) Diluted EPS before and after extraordinary items	₹	6.67	15.85

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

			(₹ in crores)
		Quarter ended June 30,

		2016	2015
Particulars		Unaudited	Unaudited
A.	Segment Revenue:
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	13,399.47	11,839.53
	- Jaguar and Land Rover	53,271.34	49,381.18
	Less: Intra segment eliminations	(19.72)	(17.29)

	-Total	66,651.09	61,203.42
II.	Others	748.53	668.12

	Total Segment Revenue	67,399.62	61,871.54
	Less: Inter segment revenue	(343.52)	(361.36)

	Net Income from Operations	67,056.10	61,510.18

B.	Segment results before other income, finance costs, exceptional items and tax:
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	570.32	225.83
	- Jaguar and Land Rover	2,439.19	7,003.73
	Less: Intra segment eliminations	—	—

	-Total	3,009.51	7,229.56
II.	Others	92.36	78.59

	Total Segment results	3,101.87	7,308.15
	Less: Inter segment eliminations	(39.76)	(42.92)

	Net Segment results	3,062.11	7,265.23
	Add/(Less) : Other income	173.59	224.11
	Add/(Less) : Finance costs	(1,169.42)	(1,149.59)
	Add/(Less) : Exceptional items	485.13	633.84

	Total Profit before tax	2,551.41	6,973.59

		As at June 30,
		2016	2015
		Unaudited	Unaudited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	63,474.09	57,910.44
	- Jaguar and Land Rover	159,975.97	156,341.69
	Less: Intra segment eliminations	(20.82)	—

	-Total	223,429.24	214,252.13
II.	Others	2,025.55	2,061.79

	Total Segment Assets	225,454.79	216,313.92
	Less: Inter segment eliminations	(947.83)	(1,125.14)

	Net Segment Assets	224,506.96	215,188.78
	Add : Unallocable assets	41,046.93	41,351.96

	Total Assets	265,553.89	256,540.74

		As at June 30,
		2016	2015
		Unaudited	Unaudited
D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	13,555.18	13,400.68
	- Jaguar and Land Rover	82,254.22	74,826.80
	Less: Intra segment eliminations	(20.82)	—

	-Total	95,788.58	88,227.48
II.	Others	636.28	613.86

	Total Segment Liabilities	96,424.86	88,841.34
	Less: Inter segment eliminations	(267.13)	(271.43)

	Net Segment Liabilities	96,157.73	88,569.91
	Add : Unallocable liabilities	104,028.20	87,289.51

	Total Liabilities	200,185.93	175,859.42

Notes :

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 26, 2016.
2)	Subsequent to the quarter ended June 30, 2016, the Company was notified by its insurers that it would receive an interim payment of GBP 50 million (₹478.32 crores) in relation to the vehicles involved in the Tianjin incident that occurred during the year ended March 31, 2016. This amount, representing the reversal of the write-down of the carrying value of the associated vehicles, has been recognised as an exceptional credit during the quarter.
3)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.

4)	a)	During the year ended March 31, 2016, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of ₹2 each at a premium of ₹448 per share, aggregating ₹6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of ₹2 each at a premium of ₹269 per share, aggregating ₹718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

	b)	Proceeds from the Rights issue have been utilised upto June 30, 2016 in the following manner:

Particulars	Planned	Actual
	(₹ in crores)
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,500.00
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,425.73
Issue related expenses	70.00	64.76

Total	7,498.00	7,490.49

Less : Rights shares held in abeyance	(7.51)	—

Total	7,490.49	7,490.49

5)	Reconciliaiton between financial results, as previously reported and as restated under Ind-AS are as under:

		(₹ in crores)
Particulars		Quarter ended June 30, 2015
		Unaudited
	Net profit after tax as reported under previous GAAP	2,768.91
1	Reversal of exchange gain accumulated in foreign currency monetary item translation difference account	2,145.35
2	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortization	48.18
3	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	6.15
4	Effect of cross currency basis spreads on hedge accounting	742.97
5	Provision for expected credit losses	(330.57)
6	Reversal of gain on sale of investment in Equity instruments classified as fair value through OCI	(80.38)
7	Fair value gain on investment in mutual funds	8.08
8	Others (net)	0.61
9	Tax effect on above adjustments (including tax effect on undistributed earnings of subsidiaries, associates and joint arrangements)	(78.27)
	Net profit after tax as per Ind-AS	5,231.03
10	Other Comprehensive Income (net of tax) attributable to the Shareholders of the Company	13,250.84

	Total Comprehensive Income after tax as per Ind-AS attributable to the Shareholders of the Company	18,481.87

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 26, 2016	Chairman

News Release – 4	August 26, 2016

Auditors Report (Standalone)

INDEPENDENT AUDITOR’S REPORT

ON AUDIT OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the Quarter ended June 30, 2016 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related interim financial information in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net profit and Total comprehensive income and other financial information of the Company for the Quarter ended June 30, 2016.

4.	We have not reviewed / audited the financial results and other financial information for the Quarter ended June 30, 2015 which have been presented solely based on the financial information compiled by the Management.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm Registration No. 117366W/W- 100018)

B. P. SHROFF
Partner
(Membership No. 34382)

Mumbai, August 26, 2016

News Release – 5	August 26, 2016

Standalone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

				( ₹ in crores)
STATEMENT OF STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2016
Particulars		Quarter ended
		June 30,		June 30,
		2016		2015
		Audited		Unaudited
1	Income from operations
	(a) Sales/Income from operations		11,311.24	10,262.76
	(b) Other operating income		153.50	137.59
	Total Income from operations		11,464.74	10,400.35
2	Expenses
	(a) Cost of materials consumed		6,783.85	5,724.51
	(b) Purchase of products for sale		938.83	1,057.47
	(c) Changes in inventories of finished goods, work-in-progress and products for sale		(836.16)	(418.81)
	(d) Excise duty		1,145.19	1,076.15
	(e) Employee benefits expense		898.25	808.25
	(f) Depreciation and amortisation expense		712.24	580.30
	(g) Product development/Engineering expenses		116.17	94.41
	(h) Other expenses		2,091.10	1,843.68
	(i) Amount capitalised		(246.77)	(256.01)
	Total expenses		11,602.70	10,509.95
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 - 2)		(137.96)	(109.60)
4	Other income
	(a) Profit on sale of investment in subsidiaries [refer note 3]		—	324.48
	(b) Others [refer note 4]		624.55	582.67
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)		486.59	797.55
6	Finance costs		340.07	434.98
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 - 6)		146.52	362.57
8	Exceptional items
	(a) Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		108.65	21.76
	(b) Employee separation cost		—	8.81
9	Profit/(loss) from ordinary activities before tax (7 - 8)		37.87	332.00
10	Tax expense (net)		12.12	42.16
11	Net profit/(loss) for the period (9-10)		25.75	289.84
12	Other Comprehensive Income / (loss) (net of tax)		(1.55)	56.56
13	Total Comprehensive Income after tax (11+12)		24.20	346.40
14	Paid-up equity share capital		679.18	679.18
15	Earnings per share (EPS) (Not annualised)
	A. Ordinary shares (face value of ₹2 each)
	(a) Basic EPS before and after extraordinary items	₹	0.06	0.86
	(b) Diluted EPS before and after extraordinary items	₹	0.06	0.86
	B. ‘A’ Ordinary shares (face value of ₹2 each)
	(a) Basic EPS before and after extraordinary items	₹	0.16	0.96
	(b) Diluted EPS before and after extraordinary items	₹	0.16	0.96

Notes:

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on August 26, 2016.
2)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India. The results for the quarter ended June 30, 2015 have not been subjected to limited review or audit. However, the management has exercised necessary due diligence to ensure that the financial results for the quarter ended June 30, 2015 provide a true and fair view of the Company’s affairs.
3)	Profit on sale of investment in subsidiaries for the quarter ended June 30, 2015, includes additional consideration of ₹324.48 crores received from TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary towards divestment of investments in the quarter ended December 31, 2013, in a foreign subsidiary company.
4)	Other income for the quarter ended June 30, 2016, includes dividend from subsidiaries of ₹568.24 crores (₹481.04 crores for the quarter ended June 30, 2015).

5)	(a)	During the year ended March 31, 2016, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of ₹2 each at a premium of ₹448 per share, aggregating ₹6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of ₹2 each at a premium of ₹269 per share, aggregating ₹718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

	(b)	Proceeds from the Rights issue have been utilised upto June 30, 2016 in the following manner :

Particulars		Planned	Actual
		(₹ in crores)
1	Funding capital expenditure towards plant and machinery	500.00	500.00
2	Funding expenditure relating to research and product development	1,500.00	1,500.00
3	Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
4	General corporate purposes	1,428.00	1,425.73
5	Issue related expenses	70.00	64.76

	Total	7,498.00	7,490.49

	Less : Rights Shares held in abeyance	(7.51)	—

	Total	7,490.49	7,490.49

6)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind-AS 108 on Operating Segments Reporting are considered to constitute one segment.
7)	Reconciliation between financial results, as previously reported and as restated under Ind-AS are as under:

		(₹ in crores)
Particulars		Quarter ended June 30, 2015
		Unaudited
	Net profit after tax as reported under previous GAAP	257.57
1	Profits of Joint operations (net of tax)	86.74
2	Reversal of exchange loss accumulated in foreign currency monetary item translation difference account	(36.11)
3	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortisation.	48.18
4	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	6.15
5	Reversal of gain on Investment in Equity instruments classified as fair value through Other Comprehensive Income	(80.38)
6	Fair value gain on investment in mutual funds	7.05
7	Others (net)	(1.27)
8	Tax effect on above adjustments	1.91
	Net profit after tax as per Ind-AS	289.84
9	Other Comprehensive Income (net of tax)	56.56

	Total Comprehensive Income after tax as per Ind-AS	346.40

8)	The above results include the Company’s proportionate share of income and expenditure in its two joint operations, namely Tata Cummins Private Limited and Fiat India Automobile Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two joint operations.

			(₹ in crores)
Particulars		Quarter ended June 30, 2016	Quarter ended June 30, 2015
1	Total Income from operations	11,275.50	10,271.53
2	Profit before tax	17.08	212.42
3	Profit after tax	15.27	203.10

9)	The Statutory Auditors have carried out an audit of the above results for the quarter ended June 30, 2016 and have issued an unmodified opinion on the same.

Tata Motors Limited

Cyrus P Mistry
Mumbai, August 26, 2016	Chairman

For further press queries please contact Ms Ashmita Pillay at +00 91 22 66158625 or email at: ashmita.pillay@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.